Exhibit 4.64

REVOLVING LINE OF CREDIT NOTE

$50,000,000.00	Minneapolis, Minnesota
December 1, 2005

FOR VALUE RECEIVED, the undersigned PUBLIC SERVICE COMPANY OF COLORADO (“Borrower”) promises to pay on April 30, 2006 to the order of WELLS FARGO BANK, NATIONAL ASSOCIATION (“Bank”) at its U.S. Corporate Banking Office at 6th and Marquette, Minneapolis, Minnesota 55479, or at such other place as the holder hereof may designate, in lawful money of the United States of America and in immediately available funds, the principal sum of Fifty Million Dollars ($50,000,000.00), or so much thereof as may be advanced and be outstanding, with accrued but unpaid interest thereon, as provided herein.

DEFINITIONS:

As used herein, the following terms shall have the meanings set forth after each, and any other term defined in this Note shall have the meaning set forth at the place defined:

(a)           “Applicable Margin” means four hundred seventy-five thousandths percent (0.475%), provided, however, that for each Excess Utilization day the Applicable Margin shall be increased by one hundred twenty-five thousandths percent (0.125%).

(b)           “Business Day” means any day except a Saturday, Sunday or any other day on which commercial banks in Minnesota are authorized or required by law to close.

(c)           “Eurodollar Rate” means, with respect to each day in each Fixed Rate Term, a rate per annum determined for such day in accordance with the following formula (rounded upward, to the nearest 1/100th of 1%):

Eurodollar Base Rate
100% - Eurodollar Reserve
Percentage

(i)            “ Eurodollar Base Rate” means, with respect to each day on each Fixed Rate Term,  the rate per annum determined on the basis of the rate for deposits in United States dollars for a period equal to such Fixed Rate Term commencing on the first day of such Fixed Rate Term appearing on page 3750 of the Telerate screen as of 11:00 a.m., London time, on the first day of such Fixed Rate Term.  In the event that such rate does not appear on page 3750 of the Telerate screen (or otherwise on such screen), the “Eurodollar Base Rate” shall be determined by reference to such other comparable publicly available service for displaying eurodollar rates as may be selected by Bank or, in the absence of such availability, by reference to the rate at which Bank is offered deposits in United States dollars at or about 11:00 a.m., New York time, on the first day of the Fixed Rate Term in the interbank euromarket where its eurodollar and foreign currency and exchange operations are then being conducted for delivery on the first day of the Fixed Rate Term for the number of days comprised therein.

(ii)           “ Eurodollar Reserve Percentage” means the reserve percentage prescribed by the Board of Governors of the Federal Reserve System (or any successor)

for “Eurocurrency Liabilities” (as defined in Regulation D of the Federal Reserve Board, as amended), as adjusted to reflect changes in such reserve percentage.

(d)           “Event of Default” means (i) the occurrence of any Event of Default as defined in the Syndicated Agreement, (ii) the failure by Borrower to pay principal when due hereunder, or (iii) the failure by Borrower to pay any interest or fees payable hereunder or in connection herewith within 5 days after the applicable due date therefor.

(e)           “Excess Utilization Day” means each day on which the outstanding principal balance of this Note exceeds 50% of the maximum principal amount of this Note.

(f)            “Fixed Rate Term” means a period commencing on a Business Day and continuing for 1, 2 or 3 months, as designated by Borrower, during which all or a portion of the outstanding principal balance of this Note bears interest determined in relation to the Eurodollar Rate; provided however, that no Fixed Rate Term may be selected for a principal amount less than One Million Dollars ($1,000,000.00); and provided further, that no Fixed Rate Term shall extend beyond the scheduled maturity date hereof.  If any Fixed Rate Term would end on a day which is not a Business Day, then such Fixed Rate Term shall be extended to the next succeeding Business Day.

(g)           “Prime Rate” means at any time the rate of interest most recently announced within Bank at its principal office as its Prime Rate, with the understanding that the Prime Rate is one of Bank’s base rates and serves as the basis upon which effective rates of interest are calculated for those loans making reference thereto, and is evidenced by the recording thereof after its announcement in such internal publication or publications as Bank may designate.

(h)           “Syndicated Agreement” means the Credit Agreement, dated as of April 21, 2005 (as amended, supplemented or otherwise modified from time to time), among Borrower, the Lenders party thereto, the Documentation Agents and Syndication Agents named therein and JPMorgan Chase Bank, N.A., as administrative agent for the Lenders.

INTEREST:

(a)           Interest.  The outstanding principal balance of this Note shall bear interest (computed on the basis of a 360-day year, actual days elapsed) either (i) at a fluctuating rate per annum equal to the Prime Rate in effect from time to time, or (ii) at a fixed rate per annum equal to the Applicable Margin above the Eurodollar Rate in effect on the first day of the applicable Fixed Rate Term.  When interest is determined in relation to the Prime Rate, each change in the rate of interest hereunder shall become effective on the date each Prime Rate change is announced within Bank.  With respect to each Eurodollar Rate selection hereunder, Bank is hereby authorized to note the date, principal amount, interest rate and Fixed Rate Term applicable thereto and any payments made thereon on Bank’s books and records (either manually or by electronic entry) and/or on any schedule attached to this Note, which notations shall be prima facie evidence of the accuracy of the information noted.

(b)           Selection of Interest Rate Options.  At any time any portion of this Note bears interest determined in relation to the Eurodollar Rate, it may be continued by Borrower at the end of the Fixed Rate Term applicable thereto so that all or a portion thereof bears interest determined in relation to the Prime Rate or to the Eurodollar Rate for a new Fixed Rate Term designated by Borrower.  At any time any portion of this Note bears interest determined in relation to the Prime Rate, Borrower may convert all or a portion thereof so that it bears interest determined in relation to the Eurodollar Rate for a Fixed Rate Term designated by Borrower.  At such time as Borrower requests an advance hereunder or wishes to select a Eurodollar Rate option for all or a portion of the outstanding principal balance hereof, and at the end of each Fixed Rate Term, Borrower shall give Bank notice specifying: (i) the interest rate option selected by Borrower; (ii) the principal amount subject thereto; and (iii) for each the Eurodollar Rate selection, the length of the applicable Fixed Rate Term. Any such notice may be given by telephone (or such other electronic method as Bank may permit) so long as, with respect to each the Eurodollar Rate selection, (A) if requested by Bank, Borrower provides to Bank written confirmation thereof not later than three (3) Business Days after such notice is given, and (B) such notice is given to Bank prior to 10:00 a.m. on the first day of the Fixed Rate Term, or at a later time during any Business Day if Bank, at it’s sole option but without obligation to do so, accepts Borrower’s notice and quotes a fixed rate to Borrower.  If Borrower does not immediately accept a fixed rate when quoted by Bank, the quoted rate shall expire and any subsequent Eurodollar Rate request from Borrower shall be subject to a redetermination by Bank of the applicable fixed rate.  If no specific designation of interest is made at the time any advance is requested hereunder or at the end of any Fixed Rate Term, Borrower shall be deemed to have made a Prime Rate interest selection for such advance or the principal amount to which such Fixed Rate Term applied.

(c)           Taxes and Regulatory Costs.  Borrower shall pay to Bank promptly upon delivery to Borrower of written demand (which shall contain a detailed calculation of the amounts demanded), in addition to any other amounts due or to become due hereunder, any and all (i) withholdings, interest equalization taxes, stamp taxes or other taxes (except income and franchise taxes) imposed upon the Bank by any domestic or foreign governmental authority and related in any manner to the Eurodollar Rate, (ii) future, supplemental, emergency or other assessment rates imposed after the date hereof by the Federal Deposit Insurance Corporation (other than those reflected in the Eurodollar Reserve Percentage), and (iii) similar requirements or costs imposed after the date hereof by any domestic or foreign governmental authority or resulting from compliance by Bank with any request or directive (whether or not having the force of law) adopted after the date hereof by any central bank or other governmental authority and related in any manner to the Eurodollar Rate, in each case to the extent they are not included in the calculation of the Eurodollar Rate.  In determining which of the foregoing are attributable to any Eurodollar Rate option available to Borrower hereunder, any reasonable allocation made in good faith by Bank among its operations shall, absent manifest error, be conclusive and binding upon Borrower.  If the Bank assigns or transfers this Note to any person or entity (a “Transferee”) which is organized under the laws of a jurisdiction outside the United States, then the Transferee shall, within ten days of such assignment or transfer but in any event prior to the date that any payment is due under the Note, deliver to Borrower two duly completed United States Internal Revenue Service Forms W-8 BEN or W-2 ECI, as applicable, certifying in either case that no United States withholding is required with respect to any payments to the Transferee under this Note.  Notwithstanding the foregoing provisions of this paragraph (c), Borrower shall not be required to increase any amounts payable to any Transferee that are attributable to such Transferee’s failure to comply with the requirements of the preceding sentence.  If a change in treaty, law or regulation that renders such forms inapplicable occurs after the Transferee’s delivery of such forms to Borrower, the Transferee shall so advise Borrower.

(d)           Payment of Interest.  Interest accrued on this Note shall be payable on the last day of each month, commencing December 31, 2005.

(e)           Default Interest.  From and after the maturity date of this Note, or such earlier date as all principal owing hereunder becomes due and payable by acceleration or otherwise,

the outstanding principal balance of this Note shall bear interest until paid in full at an increased rate per annum (computed on the basis of a 360-day year, actual days elapsed) equal to two percent (2%) above the rate of interest from time to time applicable to this Note.

BORROWING AND REPAYMENT:

(a)           Borrowing and Repayment.  Borrower may from time to time during the term of this Note borrow, partially or wholly repay its outstanding borrowings, and reborrow, subject to all of the limitations, terms and conditions of this Note and of any document executed in connection with or governing this Note; provided however, that the total outstanding borrowings under this Note shall not at any time exceed the principal amount stated above.  The unpaid principal balance of this obligation at any time shall be the total amounts advanced hereunder by the holder hereof less the amount of principal payments made hereon by or for Borrower, which balance may be endorsed hereon from time to time by the holder.  The outstanding principal balance of this Note shall be due and payable in full on April 30, 2006.

(b)           Advances.  Advances hereunder, to the total outstanding amount of the principal sum stated above, may be made by the holder at the oral or written request of (i) George E. Tyson II or (ii) any person(s) designated by name in writing by George E. Tyson II, any one acting alone, who are authorized to request advances and direct the disposition of any advances until written notice of the revocation of such authority is received by the holder at the office designated above, or (ii) any person, with respect to advances deposited to the credit of any deposit account of any Borrower, which advances, when so deposited, shall be conclusively presumed to have been made to or for the benefit of Borrower regardless of the fact that persons other than those authorized to request advances may have authority to draw against such account.  The Bank is authorized to rely on instructions received by the Bank by any person whom the Bank believed in good faith to be so authorized.

(c)           Application of Payments.  Each payment made on this Note shall be credited first, to any interest then due and second, to the outstanding principal balance hereof.  All payments credited to principal shall be applied first, to the outstanding principal balance of this Note which bears interest determined in relation to the Prime Rate, if any, and second, to the outstanding principal balance of this Note which bears interest determined in relation to the Eurodollar Rate, with such payments applied to the oldest Fixed Rate Term first.

PREPAYMENT:

(a)           Prime Rate.  Borrower may prepay principal on any portion of this Note which bears interest determined in relation to the Prime Rate at any time, in any amount and without penalty.

(b)           Eurodollar Rate.  Borrower may prepay principal on any portion of this Note which bears interest determined in relation to the Eurodollar Rate at any time and in the minimum amount of One Million Dollars ($1,000,000.00); provided however, that if the outstanding principal balance of such portion of this Note is less than said amount, the minimum prepayment amount shall be the entire outstanding principal balance thereof.  In consideration of Bank providing this prepayment option to Borrower, or if any such portion of this Note shall become due and payable at any time prior to the last day of the Fixed Rate Term applicable thereto by acceleration or otherwise, Borrower shall pay to Bank immediately upon demand a fee which is the sum of the discounted monthly differences for each month from the month of prepayment through the month in which such Fixed Rate Term matures, calculated as follows for each such month:

(i)                                     Determine the amount of interest which would have accrued each month on the amount prepaid at the interest rate applicable to such amount had it remained outstanding until the last day of the Fixed Rate Term applicable thereto.

(ii)                                  Subtract from the amount determined in (i) above the amount of interest which would have accrued for the same month on the amount prepaid for the remaining term of such Fixed Rate Term at the Eurodollar Rate in effect on the date of prepayment for new loans made for such term and in a principal amount equal to the amount prepaid.

(iii)                               If the result obtained in (ii) for any month is greater than zero, discount that difference by the Eurodollar Rate used in (ii) above.

Borrower acknowledges that prepayment of such amount may result in Bank incurring additional costs, expenses and/or liabilities, and that it is difficult to ascertain the full extent of such costs, expenses and/or liabilities.  Borrower, therefore, agrees to pay the above-described prepayment fee and agrees that said amount represents a reasonable estimate of the prepayment costs, expenses and/or liabilities of Bank.  If Borrower fails to pay any prepayment fee when due, the amount of such prepayment fee shall thereafter bear interest until paid at a rate per annum two percent (2.00%) above the Prime Rate in effect from time to time (computed on the basis of a 360-day year, actual days elapsed).  Each change in the rate of interest on any such past due prepayment fee shall become effective on the date each Prime Rate change is announced within Bank.

REMEDIES/MISCELLANEOUS:

(a)           Remedies.  Upon the occurrence of any Event of Default, the holder of this Note, at the holder’s option, may declare all sums of principal and interest outstanding hereunder to be immediately due and payable without presentment, demand, notice of nonperformance, notice of protest, protest or notice of dishonor, all of which are expressly waived by Borrower, and the obligation, if any, of the holder to extend any further credit hereunder shall immediately cease and terminate.  Borrower shall pay to the holder immediately upon demand the full amount of all payments, advances, charges, costs and expenses, including reasonable attorneys’ fees (to include outside counsel fees and all allocated costs of the holder’s in-house counsel), expended or incurred by the holder in connection with the enforcement of the holder’s rights and/or the collection of any amounts which become due to the holder under this Note, and the prosecution or defense of any action in any way related to this Note, including without limitation, any action for declaratory relief, whether incurred at the trial or appellate level, in an arbitration proceeding or otherwise, and including any of the foregoing incurred in connection with any bankruptcy proceeding (including without limitation, any adversary proceeding, contested matter or motion brought by Bank or any other person) relating to Borrower or any other person or entity.

(b)           Governing Law.  This Note shall be governed by and construed in accordance with the laws of the State of Minnesota.

(c)           Usury Exemption.  The extension of credit evidenced by this Note, and the rate of interest applicable hereto, shall be governed by Section 334.01, Subdivision 2 of the Minnesota Statutes.

IN WITNESS WHEREOF, the undersigned has executed this Note as of the date first written above.

PUBLIC SERVICE COMPANY OF COLORADO

By:	/s/ George E. Tyson II
George E. Tyson II
Title: Vice President and Treasurer